CNH Capital LLC

5729 Washington Avenue

Racine, Wisconsin 53406

October 26, 2012

Todd K. Schiffman,

Assistant Director,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	CNH Capital LLC
Amendment No. 2 to Registration Statement on Form S-4
Filed September 28, 2012
File No. 333-182411

Dear Mr. Schiffman,

On behalf of CNH Capital LLC (the “Company”), we have set forth below the Company’s responses to the comments contained in the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 23, 2012, relating to Amendment No. 2, filed by the Company on September 28, 2012, to the Company’s registration statement on Form S-4 (File No. 333-182411) (the “Registration Statement”).  The Company is concurrently filing via EDGAR Amendment No. 3 (the “Amendment”) to the Registration Statement.  The Amendment reflects the Company’s responses to the Staff’s comments as well as certain conforming changes resulting therefrom.

For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly.  The Company’s responses to the comments are set forth below.  The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the Amendment.  Except as otherwise noted in this response letter, the information provided in response to the Staff’s comments has been supplied by the Company, which is solely responsible for the information.

General

1.              We note your response to comment 1. We are unable to agree that the Company qualifies as an “emerging growth company,” as defined by Section 101(a)(19)(C) of the Jumpstart Our Business Startups Act. In calculating whether the Company exceeded the $1 billion debt limit, you should include all non-convertible debt securities issued

Mr. Robert S. Kirby

by the Company and any of its consolidated subsidiaries during the previous three-year period. Please revise your disclosures accordingly.

Response — The Company acknowledges the Staff’s comment and has deleted prior disclosures relating to its emerging growth company status on the front cover page and page 8 of the prospectus contained in the Amendment.

As indicated to the Staff over the phone and disclosed in the Amendment, on October 18, 2012, the Company completed a private offering of $750 million in aggregate principal amount of its 3.875% notes due 2015. The notes are senior unsecured obligations of the Company and are guaranteed by CNH Capital America LLC and New Holland Credit Company, LLC.  Such issuance, in light of the prior issuance by the Company in November 2011 of $500 million of its 6.250% Notes due 2016,  in any event triggered the disqualifying condition specified in Section 2(a)(19)(C) of the Securities Act of 1933, rendering the Company ineligible for emerging growth company status under the Jumpstart Our Business Startups Act.

Summary, Our Business, page 1

2.              We note your response to comment 2. Please revise this section as follows:

•                  noting your statement in the first paragraph that you provide financing for equipment manufactured by companies other than CNH, please disclose the amount and percentage of your loan portfolio attributable to such loans; and

•                  as we requested, revise the first full paragraph on page 2 to disclose whether or not you are required by your parent CNH Global or Fiat Industrial to lend to every CNH dealer in the United States and Canada, disclose whether the dealers are independently owned, and quantify the percentage and amount of your loan portfolio to CNH dealers.

Response — The referenced disclosures on pages 1, 2 and 3 of the prospectus contained in the Amendment have been revised in response to the Staff’s comment.

Risk Factors, page 20

3.              We note your revised disclosure on page 1 that only forty-three percent of your consolidated revenues and less than twenty-seven percent of your consolidated assets are held by subsidiaries that are guaranteeing the debt. Please consider adding a risk factor relating to the risk that assets or the revenue generating business of the guaranteeing subsidiaries could decline or be sold or be shifted to other subsidiaries of CNH Capital or CNH Global that are not guarantors of the debt or may be otherwise be inadequate to repay the notes.

Response — An additional risk factor has been added on pages 29 and 30 of the prospectus contained in the Amendment in response to the Staff’s comment.

4.              We note your revised disclosure on pages 29 and 30 regarding the risk that you may not have sufficient cash to pay the notes. Please revise as follows:

•                  discuss on page 29 in further detail any other material risks to note holders from your status (and that of each of your subsidiaries) as a limited liability company under Delaware law;

•                  discuss in further detail the risks to note holders from the provisions of your debt agreements to which you refer in the carry over sentence on pages 29 and 30; and

•                  disclose on page 30 the amount and percentage of respective receivables that each of your guaranteeing subsidiaries transferred to special purpose entities during the most recent fiscal year and disclose the aggregate amount of receivables and total assets of your guaranteeing subsidiaries that were available (as of your most recent financial statement) under the guarantees to the notes consistent with Delaware law.

Response — The referenced disclosures on pages 29 and 30 of the prospectus contained in the Amendment have been revised in response to the Staff’s comment.

Certain Relationships, page 84

5.              Pursuant to Item 404(a)(6) please disclose the following information relating to your loans with affiliates:

•                  disclose whether each of the loans to affiliates were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender;

•                  based on the table on page 85, explain the reasons for why your rates for borrowing from your affiliate Fiat Industrial and Fiat for the past three years has been consistently and substantially higher than your rates for borrowing or lending to other affiliates; and

•                  clarify on page 85 that the numbers in each of the tables are in thousands.

Response — The referenced disclosures on pages 84, 85 and 86 of the prospectus contained in the Amendment have been revised in response to the Staff’s comment.

*              *              *

If you have any questions regarding the foregoing responses or the Amendment, please contact the undersigned at (262) 636-6011 or John L. Savva of Sullivan & Cromwell LLP at (650) 461-5610.

Very truly yours,

/s/ Robert S. Kirby

Robert S. Kirby
General Counsel and Secretary

cc:	Jonathan Gottlieb
(Securities and Exchange Commission)

John L. Savva
(Sullivan & Cromwell LLP)